EXHIBIT 99.2


                                                                    NEWS RELEASE


                  October 11, 2000


                  For media inquiries:
                  Katherine Taylor, Investor Relations Manager
                  815-961-7164

                  For financial inquiries:
                  John Hecht, Chief Financial Officer
                  815-961-2787


                             AMCORE FINANCIAL, INC.
                         CONSIDERS SALE OF TEN BRANCHES

ROCKFORD, IL. - AMCORE FINANCIAL, Inc. said today that it is considering the sale of ten branches as part of its strategy to focus on high performing asset management and delivering tailored products to business customers in selected high growth Midwestern markets.

The branches include Aledo, Gridley, Mendota, Freeport, Mount Morris, Oregon, Ashton, Rochelle, Wyanet and Sheffield. Combined the branches represent approximately $170 million in loans and other assets and $310 million in deposits. All are in Illinois.

"These are very fine branches with strong management and an enviable history of providing outstanding banking products and services to their customers," said Robert J. Meuleman, chairman and chief executive office of AMCORE. "However, our strategic objective is to invest in high growth areas, and the possible sale of these branches will give us the opportunity to reallocate our capital to further that objective."

Meuleman said the branches would be sold only to buyers who can continue to provide a strong banking presence in the community and only if AMCORE can realize their full financial value. "There is no guarantee of a sale of any of these branches at this point," he said. He emphasized that, if any branch is not sold, AMCORE will continue to fully support its employees and customers with a full portfolio of products and services.

AMCORE Financial, Inc. is the bank driven by high performance asset management and the delivery of tailored products to business customers in selected high growth Midwestern markets. The Company is headquartered in northern Illinois with investment assets under administration of over $5.2 billion and banking assets of $4.4 billion with 64 locations in Illinois and Wisconsin.


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The company also has the following financial services companies: AMCORE
Mortgage, Inc., and AMCORE Investment Group. AMCORE investment Group provides trust and brokerage services, and through Investors Management Group, provides capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds. Through AMCORE Capital Value, the Company provides employee benefit plan recordkeeping services.

AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com.